

Roderick Walker · 3rd

CFO at Kai's Baking Studio

Greater Houston · **Contact info**

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Kai's Baking Studio

Trident University International

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Joining a nonprofit board.

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About

I have experience in sales, account management, hospital management in various disciplines. I have an MBA and I plan to advance my career in health care administration. I am currently in a leadership role at Texas Health Resources and my goal is to find a career that allows me to grow into an executive role ... see more

Experience



Chief Financial Officer
Kai's Baking Studio · Full-time
Apr 2017 – Present · 4 yrs 1 mo
Houston, Texas, United States

Independent Consultant
Self-employed
Sep 2010 – Present · 10 yrs 8 mos
Houston, Texas, United States

Provides consulting advice and process implementation to key members of the operations team by providing analytical insight, leadership, and creativity to client engagements, market research, business development, and internal initiatives focused on the KPI's of the organization. Develops processes and training to fix financial leakages within the organization. Primarily focused on the healthcare areas of the patient experience, hospital strategy, marketing, clinical care/quality, and revenue cycle.
Manages components of operations, client projects, and driving the research and analysis of data core to the organization and process. Performs Lean Six Sigma Process reviews and works with the organization and other consultants, and senior members of the team to define engagements, build work plans, create thought leadership and client deliverables with robust and valuable recommendations.
Works with senior staff to promote consistent operations, efficient use of resources and knowledge sharing/best practices organizational transformation, and strategic planning. Conducts design and implementation of software and provides insight into the process while designing the process of implementation of software with clinicians, pharmacists, patient access, business office, health information management, IT, and other areas to achieve the goals of the project. Provides training to leaders and staff in the onboarding process of software for Epic, Cerner, Meditech, and other EMR programs.

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Administrator

Extension Home Health Services

Sep 2013 – Jan 2021 · 7 yrs 5 mos

Dallas/Fort Worth Area

Develop, implement and administer the organization's financial program, budget and policies and procedures to comply with all relevant laws, regulations organizational needs. Responsible for the financial solvency, planning, and overall administration of the organization. The Accountable for all activities and departmental operations. Ensures that the numbers and qualifications of personnel available to provide services are sufficient to meet the medical, nursing, and therapy needs of the clients. Ensures that policies and procedures meet federal, state, and accrediting organization's regulations and standards. Implements policy and procedures. Responds to requests and recommendations from the Board and the Professional Advisory Committee. Develops strategic and short-term plans for organizational development. Educates community to the agency programs by interacting with numerous individuals and groups. Reviews cost reports and other financial information with administrators and the Director of Professional and Clinical Services on a regular basis. Develops and implements cost control policies and procedures and enacts corrective action plans when necessary. Assures client records are accurate, current, and accessible. Ensures billing and reimbursements to clients, vendors and third party payers is correct, current, timely and well documented. Sets up internal audits and audits by independent auditors as mandated by regulation and need.

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Enterprise Scheduling Manager

Texas Health Resources

Nov 2014 – Jan 2016 · 1 yr 3 mos

Dallas/Fort Worth Area

Manages outpatient and surgery scheduling functions for the hospitals within the southwest zone of Texas Health Resources to ensure patients are provided the appropriate access to our facilities. Manages continuous process improvement, and total quality management through the use six sigma lean process techniques ensuring timely scheduling of outpatient diagnostic procedures, and outpatient surgery procedures to produce excellent customer service initiating a clean start to the revenue cycle. Manage function for Patient Access Services. Conduct and/or participate in departmental or multidisciplinary meetings. Responsible for the design and implementation of system and entity policies related to data collections, patient and family education, Corporate Compliance program, patient rights and responsibilities, legal consents, release of information, medical staff bylaws and JCAHO, state and federal regulations. Monitors KPI's for departmental and organizational goals providing updates and implementing strategies to consistently meet or exceed expectations. Responsible for identifying and understanding issues, problems, and opportunities; compare data from different sources to determine approaches for choosing a course of action or developing appropriate solutions; taking action that is consistent and probable for circumstances. Responsible for Cost Center Budget and is proactive in addressing variances and meeting financial goals.

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Regional Patient Access Manager/Revenue Cycle Manager

CHRISTUS Health

Aug 2011 – Sep 2013 · 2 yrs 2 mos

San Antonio, Texas Area

Manages the regional support services for five hospitals in San Antonio, TX. Provided scheduling and pre-registration services for the San Antonio region. Developed processes that have prompted the rebuild of the scheduling module for the region. Developed process mapping to address issues with insurances, authorizations, and pre-access. Interacted with the executive leadership as a member of the corporate revenue integrity team that identifies issues that affects reimbursement and access to care within the region. Attends monthly revenue integrity meetings to identify and develop processes to reduce errors that lead to reimbursement delays or denials. Reduced denials for the region to under 250K monthly. Participated in multiple Six Sigma projects. Designed a process flow map that introduces logic to the process that has increased productivity without increasing staffing levels. Reports to the Regional Patient Access Director, CFO, Facility Administrators and the Facility Financial Officers of each facility in regards to identifying trends and introducing strategies that increase collections, accuracy, productivity, and other operational functions on a regular basis. Developed processes, procedures and policies designed to improve the experience of the customers served. Serves as a physician liaison with the offices to resolve issues and improve operations that have hindered access to care in the past. Developing productivity standards that will address the trend in healthcare where reimbursement is reduced. Developing high performing teams that focus on pre-registration, scheduling, and cash collections. Developed processes that have yielded higher productivity totals from the previous year, increased cash collections, increased accuracy rates by five percent in the first two months.

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Patient Access Manager

Kettering Medical Center

Dec 2007 – Jun 2011 · 3 yrs 7 mos

Dayton, Ohio Area

Managed up to 7 departments, and up to 5 facilities, and a total of 50 people. Provided several diverse services in a hospital setting that included: registration, financial counseling, bed control, insurance verification, admitting, and revenue collections. Interviewed candidates, conducted employee evaluations, developed performance improvement plans, hired and fired employees. Primary liaison with medical records and the revenue management teams to eliminate costly Medicare errors. Screened patients in need of financial assistance with Medicaid and other state level programs. Oversaw the collection of co-pays and deductibles, and developed strategies to reach the network goals. Developed strategies to meet key result area goals set by the board of directors across several service lines. Collaborated with the billing staff and the insurance companies to maximize revenue reimbursement for services. Provided continuing education and updates to the staff. Interacted with executive level management, physicians, nurses and other departments to ensure the services provided exceeded their expectations.

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Sales Representative

Sales Representative

Dec 2006 – Dec 2007 · 1 yr 1 mo

Increased Catalog sales from $4000 to $90,000 in less than a year.
Managed assigned territory and expanded sales and services.
Maintained high levels of customer satisfaction.



Assistant Manager

Aaron's

Sep 2006 – Feb 2007 · 6 mos

Managed the accounts receivable department, sales staff and delivery drivers.
Managed 1000 plus customer accounts in order to maintain
credit quotas.
Developed strategies for maintaining growth through customer renewals, collections, and
service.

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Surgery Coordinator

Grandview Hospital

Jun 1998 – Aug 2006 · 8 yrs 3 mos

Developed priorities for better utilization of the operating rooms, increasing the OR suite
utilization both monthly and yearly.
Involved in the planning of long term objectives regarding the improvement of the
operating rooms, promoting better customer service and physician satisfaction.

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Education



Trident University International

Masters Certificate IT Information Assurance, Information Technology

2020 – 2020



Trident University International

Master of Business Administration - MBA, Business Administration, Conflict and Contract Negotiation, 3.5

2008 – 2009



Wilberforce University

BS, Organizational Management, 3.8

2003 – 2005



Sinclair Community College

AS, Business

1998 – 2003

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